RESIGNATION

         I, Becky Bauer, President, Chief Executive Officer and a director of Biogentech Corporation (formerly "Togs for Tykes, Inc."), a Nevada corporation ("Corporation"), hereby tender and submit my resignation as President, Chief Executive Officer and a director of the Corporation; such resignation to be effective on the 1st day of July, 2003.

         Furthermore, I hereby waive any unpaid or accrued compensation due to me from the Corporation. I am not due any shares of common stock in the Corporation for services that I have performed or fees I have paid on behalf of the Corporation. Finally, I hereby waive any funds due to me related to providing office space to the Corporation during my tenure as an officer and director of the Corporation.



                                                       /s/ Becky Bauer
                                                       --------------------
                                                           Becky Bauer